Exhibit 99.1
NEW RELEASE
FOR IMMEDIATE RELEASE
July 14, 2006

Extendicare Announces Second Quarter News Release and Conference Call Information

MARKHAM, ONTARIO - Extendicare Inc. (TSX: EXE.A and EXE; NYSE: EXE.A) will release its 2006 second quarter financial results on Wednesday, August 2, 2006. The Company will hold a conference call on Thursday, August 3, 2006 at 10:00 a.m. (ET) to discuss its results for the second quarter.

Following its release on August 2, 2006, the Company will post a copy of the press release on its website, in addition to an update of its supplemental information package found under the Investor Information/Investor Documents/Supplemental Information section of its website at www.extendicare.com.

The August 3, 2006 conference call will be webcast live and archived in the Investor Information section of Extendicare’s website. The toll-free number for the live call is 1-866-898-9626. Local callers please dial 416-340-2216. A taped rebroadcast will be available approximately two hours following the live call on August 3, 2006 until midnight on August 18, 2006. To access the rebroadcast, dial 1-800-408-3053. Local callers please dial 416-695-5800. The conference ID number is 3192904.

Scheduled speakers for the Company on the conference call include: Mel Rhinelander, President and Chief Executive Officer; Richard Bertrand, Senior Vice-President and Chief Financial Officer; and Christopher Barnes, Manager, Investor Relations.

Extendicare is a major provider of long-term care and related services in North America. Through its subsidiaries, Extendicare operates 438 nursing and assisted living facilities in North America, with capacity for over 34,700 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. The Company employs 38,300 people in North America.

For further information, contact:

Extendicare Inc.
Christopher Barnes
Manager, Investor Relations
Telephone: (905) 470-5483
Fax: (905) 470-4003
Visit Extendicare’s website @ www.extendicare.com